SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  02 February, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Top of page 9

Group income statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
61,477	66,218	70,981	Sales and other operating revenues (Note 2)	239,272	361,143
			Earnings from jointly controlled entities –
(876)	359	350	after interest and tax	1,286	3,023
			Earnings from associates – after
167	920	696	interest and tax	2,615	798
170	157	241	Interest and other income	792	736
			Gains on sale of businesses and
156	202	1,368	fixed assets	2,173	1,353
61,094	67,856	73,636	Total revenues and other income	246,138	367,053

49,860	46,787	50,201	Purchases	163,772	266,982
			Production and manufacturing
7,167	5,585	6,040	expenses (Note 3)	23,202	26,756
992	1,007	1,084	Production and similar taxes (Note 3)	3,752	8,953
2,700	2,991	3,200	Depreciation, depletion and amortization	12,106	10,985
			Impairment and losses on sale of
1,616	157	1,823	businesses and fixed assets	2,333	1,733
239	378	272	Exploration expense	1,116	882
3,745	3,420	3,979	Distribution and administration expenses	14,038	15,412
			Fair value (gain) loss on embedded
(1,562)	(370)	103	derivatives	(607)	111
(3,663)	7,901	6,934	Profit (loss) before interest and taxation	26,426	35,239
369	266	252	Finance costs	1,110	1,547
			Net finance expense (income) relating to
			pensions and other post-retirement
(118)	45	50	benefits	192	(591)
(3,914)	7,590	6,632	Profit (loss) before taxation	25,124	34,283
(712)	2,235	2,254	Taxation	8,365	12,617
(3,202)	5,355	4,378	Profit (loss) for the period	16,759	21,666
			Attributable to
(3,344)	5,336	4,295	BP shareholders	16,578	21,157
142	19	83	Minority interest	181	509
(3,202)	5,355	4,378		16,759	21,666
			Earnings per share – cents (Note 4)
			Profit (loss) for the period attributable to
			BP shareholders
(17.62)	28.48	22.90	Basic	88.49	112.59
(17.62)	28.18	22.64	Diluted	87.54	111.56

Top of page 10

Group statement of comprehensive income

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
(3,202)	5,355	4,378	Profit (loss) for the period	16,759	21,666
(2,270)	549	(63)	Currency translation differences	1,826	(4,362)
			Exchange (gains) losses on translation of
			foreign operations transferred to gain or
			loss on sales of businesses and fixed
–	4	(73)	assets	(27)	–
			Actuarial gain (loss) relating to pensions
(8,430)	–	(682)	and other post-retirement benefits	(682)	(8,430)
			Available-for-sale investments marked to
(422)	256	168	market	705	(994)
			Available-for-sale investments – recycled
546	–	–	to the income statement	2	526
(702)	176	39	Cash flow hedges marked to market	652	(1,173)
			Cash flow hedges – recycled to the
30	71	(122)	income statement	366	45
			Cash flow hedges – recycled to the
23	19	4	balance sheet	136	(38)
2,561	(46)	214	Taxation	525	2,946
(8,664)	1,029	(515)	Other comprehensive income	3,503	(11,480)
(11,866)	6,384	3,863	Total comprehensive income	20,262	10,186
			Attributable to
(11,944)	6,375	3,834	BP shareholders	20,137	9,752
78	9	29	Minority interest	125	434
(11,866)	6,384	3,863		20,262	10,186

Group statement of changes in equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	20,137	125	20,262
Dividends	(10,483)	(416)	(10,899)
Share-based payments (net of tax)	721	–	721
Changes in associates’ equity	(43)	–	(43)
Minority interest buyout	(22)	(15)	(37)

At 31 December 2009	101,613	500	102,113

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Total comprehensive income	9,752	434	10,186
Dividends	(10,342)	(425)	(10,767)
Repurchase of ordinary share capital	(2,414)	-	(2,414)
Share-based payments (net of tax)	617	-	617
Minority interest buyout	-	(165)	(165)

At 31 December 2008	91,303	806	92,109

Top of page 11

Group balance sheet

	31 December	31 December
	2009	2008
$ million
Non-current assets
Property, plant and equipment	108,275	103,200
Goodwill	8,620	9,878
Intangible assets	11,548	10,260
Investments in jointly controlled entities	15,296	23,826
Investments in associates	12,963	4,000
Other investments	1,567	855
Fixed assets	158,269	152,019
Loans	1,039	995
Other receivables	1,729	710
Derivative financial instruments	3,965	5,054
Prepayments	1,407	1,338
Deferred tax assets	516	–
Defined benefit pension plan surpluses	1,390	1,738
	168,315	161,854
Current assets
Loans	249	168
Inventories	22,605	16,821
Trade and other receivables	29,531	29,261
Derivative financial instruments	4,967	8,510
Prepayments	1,753	3,050
Current tax receivable	209	377
Cash and cash equivalents	8,339	8,197
	67,653	66,384
Total assets	235,968	228,238
Current liabilities
Trade and other payables	35,204	33,644
Derivative financial instruments	4,681	8,977
Accruals	6,202	6,743
Finance debt	9,109	15,740
Current tax payable	2,464	3,144
Provisions	1,660	1,545
	59,320	69,793
Non-current liabilities
Other payables	3,198	3,080
Derivative financial instruments	3,474	6,271
Accruals	703	784
Finance debt	25,518	17,464
Deferred tax liabilities	18,662	16,198
Provisions	12,970	12,108
Defined benefit pension plan and other
post-retirement benefit plan deficits	10,010	10,431
	74,535	66,336
Total liabilities	133,855	136,129
Net assets	102,113	92,109
Equity
BP shareholders’ equity	101,613	91,303
Minority interest	500	806
	102,113	92,109

Top of page 12

Condensed group cash flow statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Operating activities
(3,914)	7,590	6,632	Profit (loss) before taxation	25,124	34,283
			Adjustments to reconcile profit before
			taxation to net cash provided by operating
			activities
			Depreciation, depletion and amortization
2,759	3,216	3,319	and exploration expenditure written off	12,699	11,370
			Impairment and (gain) loss on sale of
1,460	(45)	455	businesses and fixed assets	160	380
			Earnings from equity-accounted entities,
1,779	(678)	282	less dividends received	(898)	(93)
			Net charge for interest and other finance
(81)	203	8	expense, less net interest paid	338	(357)
93	135	128	Share-based payments	450	459
			Net operating charge for pensions and
			other post-retirement benefits, less
			contributions and benefit payments for
(322)	(261)	(606)	unfunded plans	(887)	(173)
(185)	(36)	454	Net charge for provisions, less payments	650	(298)
			Movements in inventories and other
			current and non-current assets and
6,945	(115)	(2,420)	liabilities(a)	(3,596)	5,348
(2,915)	(1,910)	(964)	Income taxes paid	(6,324)	(12,824)
5,619	8,099	7,288	Net cash provided by operating activities	27,716	38,095
			Investing activities
(5,762)	(4,975)	(5,647)	Capital expenditure	(20,650)	(22,658)
(186)	-	9	Acquisitions, net of cash acquired	1	(395)
(202)	(128)	(237)	Investment in jointly controlled entities	(578)	(1,009)
(60)	(72)	(5)	Investment in associates	(164)	(81)
218	506	538	Proceeds from disposal of fixed assets	1,715	918
			Proceeds from disposal of businesses,
11	98	531	net of cash disposed	966	11
163	79	238	Proceeds from loan repayments	530	647
-	-	-	Other	47	(200)
			Net cash (used in) provided by investing
(5,818)	(4,492)	(4,573)	activities	(18,133)	(22,767)
			Financing activities
64	63	82	Net issue (repurchase) of shares	207	(2,567)
4,732	2,367	140	Proceeds from long-term financing	11,567	7,961
(1,565)	(607)	(1,237)	Repayments of long-term financing	(6,021)	(3,821)
1,973	(1,806)	(557)	Net increase (decrease) in short-term debt	(4,405)	(1,315)
(2,619)	(2,621)	(2,623)	Dividends paid - BP shareholders	(10,483)	(10,342)
(193)	(139)	(92)	- Minority interest	(416)	(425)
			Net cash (used in) provided by financing
2,392	(2,743)	(4,287)	activities	(9,551)	(10,509)
			Currency translation differences relating to
(138)	60	28	cash and cash equivalents	110	(184)
			Increase (decrease) in cash and cash
2,055	924	(1,544)	equivalents	142	4,635
			Cash and cash equivalents at beginning
6,142	8,959	9,883	of period	8,197	3,562
8,197	9,883	8,339	Cash and cash equivalents at end of period	8,339	8,197
(a) Includes
8,788	(538)	(1,256)	Inventory holding (gains) losses	(3,922)	6,488
(1,562)	(370)	103	Fair value (gain) loss on embedded derivatives	(607)	111
Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation.

Top of page 13

Capital expenditure and acquisitions

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			By business
			Exploration and Production
2,091	1,395	1,682	US(a)	6,169	10,359
2,755	2,117	2,431	Non-US(b)	8,727	11,868
4,846	3,512	4,113		14,896	22,227
			Refining and Marketing
774	584	912	US(b)	2,625	4,297
832	335	652	Non-US	1,489	2,337
1,606	919	1,564		4,114	6,634
			Other businesses and corporate
432	502	149	US(c)	1,071	1,390
111	50	87	Non-US	228	449
543	552	236		1,299	1,839
6,995	4,983	5,913		20,309	30,700
			By geographical area
3,297	2,481	2,743	US(a)(b)(c)	9,865	16,046
3,698	2,502	3,170	Non-US(b)	10,444	14,654
6,995	4,983	5,913		20,309	30,700
			Included above:
226	281	27	Acquisitions and asset exchanges(b)	308	2,514

(a)

Full year 2008 included capital expenditure of $3,667 million in Exploration and Production relating to the purchase of all of Chesapeake Energy Corporation's interest in the Arkoma Basin Woodford Shale assets and the purchase of a 25% interest in Chesapeake's Fayetteville Shale assets.

(b)

Full year 2008 included capital expenditure of $2,822 million in Exploration and Production and an asset exchange of $1,909 million in Refining and Marketing relating to the formation of an integrated North American oil sands business.

(c)	During 2009, capital expenditure related to wind turbines for post-2009 projects amounted to $440 million for the full year, $107 million for the third quarter and $36 million for the fourth quarter.

Exchange rates

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
1.57	1.64	1.63	US dollar/sterling average rate for the period	1.56	1.84
1.44	1.59	1.60	US dollar/sterling period-end rate	1.60	1.44
1.31	1.43	1.48	US dollar/euro average rate for the period	1.39	1.46
1.41	1.45	1.43	US dollar/euro period-end rate	1.43	1.41

Top of page 14

Analysis of replacement cost profit before interest and tax and reconciliation to profit (loss) before taxation(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			By business
			Exploration and Production
1,299	1,864	2,517	US	6,685	11,724
3,457	5,065	5,988	Non-US	18,115	26,584
4,756	6,929	8,505		24,800	38,308
			Refining and Marketing
(735)	(229)	(2,331)	US	(2,578)	(644)
1,151	1,145	388	Non-US	3,321	4,820
416	916	(1,943)		743	4,176
			Other businesses and corporate
(277)	(179)	(141)	US	(728)	(902)
(403)	(407)	(251)	Non-US	(1,594)	(321)
(680)	(586)	(392)		(2,322)	(1,223)
4,492	7,259	6,170		23,221	41,261
633	104	(492)	Consolidation adjustment	(717)	466
			Replacement cost profit before interest
5,125	7,363	5,678	and tax(b)	22,504	41,727
			Inventory holding gains (losses)(c)
(259)	1	159	Exploration and Production	142	(393)
(8,480)	517	1,074	Refining and Marketing	3,774	(6,060)
(49)	20	23	Other businesses and corporate	6	(35)
(3,663)	7,901	6,934	Profit (loss) before interest and tax	26,426	35,239
369	266	252	Finance costs	1,110	1,547
			Net finance expense (income) relating to
(118)	45	50	pensions and other post-retirement benefits	192	(591)
(3,914)	7,590	6,632	Profit (loss) before taxation	25,124	34,283

			Replacement cost profit before interest
			and tax
			By geographical area
371	1,516	(294)	US	2,806	10,678
4,754	5,847	5,972	Non-US	19,698	31,049
5,125	7,363	5,678		22,504	41,727

(a)

IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)

Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit for the group is not a recognized GAAP measure.

(c)

Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (FIFO) method including any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis (and any related movements in net realizable value provisions) and the charge that would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 15

Non-operating items(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Exploration and Production
			Impairment and gain (loss) on sale of
(1,180)	72	1,070	businesses and fixed assets	1,574	(1,015)
-	3	-	Environmental and other provisions	3	(12)
			Restructuring, integration and
(7)	1	(4)	rationalization costs	(10)	(57)
			Fair value gain (loss) on embedded
1,505	370	(103)	derivatives	664	(163)
(74)	25	13	Other	34	257
244	471	976		2,265	(990)
			Refining and Marketing
			Impairment and gain (loss) on sale of
(114)	(13)	(1,518)	businesses and fixed assets(b)	(1,604)	801
(2)	(190)	(29)	Environmental and other provisions	(219)	(64)
			Restructuring, integration and
(104)	(38)	(492)	rationalization costs	(907)	(447)
			Fair value gain (loss) on embedded
57	-	-	derivatives	(57)	57
-	-	193	Other	184	-
(163)	(241)	(1,846)		(2,603)	347
			Other businesses and corporate
			Impairment and gain (loss) on sale of
(166)	(14)	(7)	businesses and fixed assets	(130)	(166)
(41)	(16)	16	Environmental and other provisions	(75)	(117)
			Restructuring, integration and
(91)	(28)	(47)	rationalization costs	(183)	(254)
			Fair value gain (loss) on embedded
-	-	-	derivatives	-	(5)
(3)	(6)	(27)	Other	(101)	(91)
(301)	(64)	(65)		(489)	(633)

(220)	166	(935)	Total before taxation	(827)	(1,276)
97	(48)	(221)	Taxation credit (charge)(c)	(240)	480
(123)	118	(1,156)	Total after taxation for period	(1,067)	(796)

(a)	An analysis of non-operating items by region is shown on pages 5, 7 and 8.
(b)	Includes $1,579 million in relation to the impairment of goodwill allocated to the US West Coast fuels value chain.
(c)

Tax is calculated using the quarter's effective tax rate on replacement cost profit, except in the case of the goodwill impairment in Refining and Marketing where no tax credit has been calculated because this item is not tax deductible.

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

Top of page 16

Non-GAAP information on fair value accounting effects

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Favourable (unfavourable) impact
			relative to management's measure
			of performance
253	180	446	Exploration and Production	919	(282)
(65)	86	(112)	Refining and Marketing	(261)	511
188	266	334		658	229
(83)	(77)	(115)	Taxation credit (charge)(a)	(213)	(83)
105	189	219		445	146

(a)	Tax is calculated using the quarter's effective tax rate on replacement cost profit.

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Exploration and Production
			Replacement cost profit before interest
			and tax adjusted for fair value accounting
4,503	6,749	8,059	effects	23,881	38,590
253	180	446	Impact of fair value accounting effects	919	(282)
			Replacement cost profit before interest
4,756	6,929	8,505	and tax	24,800	38,308

			Refining and Marketing
			Replacement cost profit (loss) before
			interest and tax adjusted for fair value
481	830	(1,831)	accounting effects	1,004	3,665
(65)	86	(112)	Impact of fair value accounting effects	(261)	511
			Replacement cost profit (loss) before
416	916	(1,943)	interest and tax	743	4,176

Top of page 17

Realizations and marker prices

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008

			Average realizations(a)
			Liquids ($/bbl)(b)
59.95	60.30	66.15	US	53.68	89.22
36.52	67.31	71.68	Europe	61.91	90.61
49.70	64.21	68.95	Rest of World	57.29	91.05
52.09	62.77	68.02	BP Average	56.26	90.20
			Natural gas ($/mcf)
3.89	2.73	3.69	US	3.07	6.77
8.91	2.96	4.96	Europe	4.75	8.37
4.94	2.84	3.51	Rest of World	3.14	5.19
5.08	2.81	3.68	BP Average	3.25	6.00
			Total hydrocarbons ($/boe)
45.15	43.84	49.72	US	40.21	68.81
42.67	52.72	58.18	Europe	50.07	74.46
37.27	36.25	39.59	Rest of World	34.01	54.79
40.94	41.12	45.83	BP Average	38.36	62.60
			Average oil marker prices ($/bbl)
55.48	68.08	74.53	Brent	61.67	97.26
59.13	68.12	75.97	West Texas Intermediate	61.92	100.06
56.70	69.07	75.74	Alaska North Slope	62.49	98.86
53.84	66.35	73.68	Mars	60.50	93.95
54.58	67.76	74.21	Urals (NWE- cif)	61.15	94.83
20.01	35.55	35.83	Russian domestic oil	31.32	45.59
			Average natural gas marker prices
6.95	3.39	4.16	Henry Hub gas price ($/mmBtu)(c)	3.99	9.04
57.16	21.57	27.75	UK Gas - National Balancing Point (p/therm)	30.85	58.12

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Top of page 18

Notes

1.         Basis of preparation

The results for the interim periods and for the year ended 31 December 2009 are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the annual financial statements. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2008 included in BP Annual Report and Accounts 2008.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies that will be used in preparing the Annual Report and Accounts for 2009, which do not differ significantly from those used in BP Annual Report and Accounts 2008.

BP has adopted a new accounting standard, IFRS 8 'Operating Segments', with effect from 1 January 2009. The standard defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also sets out the required disclosures for operating segments. On adoption, there was no change to BP's segments that are separately reported but the segmental financial information is now based on measures as used by the chief operating decision maker. In particular, the segment measure of profit is replacement cost profit before interest and tax - see page 14 for further information. There was no effect on the group's reported income or net assets.

In addition, BP has adopted amendments to IAS 1 'Presentation of Financial Statements', also with effect from 1 January 2009. This requires separate presentation of owner and non-owner changes in equity by introducing the statement of comprehensive income - see page 10. The statement of recognized income and expense is no longer presented. Certain minor changes in the presentation of the statement of changes in equity were also made to comply with the revised standard - see page 10. There was no effect on the group's reported profit for the period or net assets.

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Notes

2.         Sales and other operating revenues

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			By business
15,294	14,871	17,564	Exploration and Production	57,626	86,170
53,145	60,542	62,602	Refining and Marketing	213,050	320,039
979	761	895	Other businesses and corporate	2,843	4,634
69,418	76,174	81,061		273,519	410,843

			Less: sales between businesses
7,184	9,540	9,611	Exploration and Production	32,540	45,931
286	204	281	Refining and Marketing	821	1,918
471	212	188	Other businesses and corporate	886	1,851
7,941	9,956	10,080		34,247	49,700

			Third party sales and other operating
			revenues
8,110	5,331	7,953	Exploration and Production	25,086	40,239
52,859	60,338	62,321	Refining and Marketing	212,229	318,121
508	549	707	Other businesses and corporate	1,957	2,783
			Total third party sales and other
61,477	66,218	70,981	operating revenues	239,272	361,143

			By geographical area
21,772	24,637	24,389	US	87,283	130,142
44,654	48,174	52,691	Non-US	173,822	267,246
66,426	72,811	77,080		261,105	397,388
4,949	6,593	6,099	Less: sales between areas	21,833	36,245
61,477	66,218	70,981		239,272	361,143

3.         Production and similar taxes

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
227	166	271	US	649	2,602
765	841	813	Non-US	3,103	6,351
992	1,007	1,084		3,752	8,953

Comparative figures have been restated to include amounts previously reported as production and manufacturing expenses amounting to $344 million for the third quarter 2009, $871 million for the nine months to 30 September 2009, (fourth quarter 2008 $260 million and full year 2008 $2,427 million) which we believe are more appropriately classified as production taxes. There was no effect on the group profit for the period or the group balance sheet.

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Notes

4.         Earnings per share, shares in issue and shares repurchased

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Prior to 2009, EpS amounts for the discrete quarterly periods were determined as the difference between the relevant year-to-date period amounts. The change in method of determination of the discrete quarterly EpS amounts does not have a significant effect and the comparative EpS amounts for 2008 have not been restated.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Results for the period
			Profit (loss) for the period attributable
(3,344)	5,336	4,295	to BP shareholders	16,578	21,157
1	-	1	Less: preference dividend	2	2
			Profit (loss) attributable to BP
(3,345)	5,336	4,294	ordinary shareholders	16,576	21,155
			Inventory holding (gains) losses,
5,931	(355)	(848)	net of tax	(2,623)	4,436
			RC profit attributable to BP
2,586	4,981	3,446	ordinary shareholders	13,953	25,591

			Basic weighted average number of
18,713,465	18,733,516	18,748,026	shares outstanding (thousand)(a)	18,732,459	18,789,827
3,118,911	3,122,253	3,124,671	ADS equivalent (thousand)(a)	3,122,077	3,131,638

			Weighted average number of
			shares outstanding used to calculate
			diluted earnings per share
18,881,698	18,936,781	18,970,187	(thousand)(a)	18,935,691	18,962,517
3,146,950	3,156,130	3,161,698	ADS equivalent (thousand)(a)	3,155,949	3,160,412

			Shares in issue at period-end
18,716,098	18,739,590	18,755,378	(thousand)(a)	18,755,378	18,716,098
3,119,350	3,123,265	3,125,896	ADS equivalent (thousand)(a)	3,125,896	3,119,350

			Shares repurchased in the period
-	-	-	(thousand)	-	269,757

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

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Notes

5.         Analysis of changes in net debt

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Opening balance
28,300	36,240	36,555	Finance debt	33,204	31,045
6,142	8,959	9,883	Less: Cash and cash equivalents	8,197	3,562
			Less: FV asset (liability) of hedges
149	179	370	related to finance debt	(34)	666
22,009	27,102	26,302	Opening net debt	25,041	26,817

			Closing balance
33,204	36,555	34,627	Finance debt	34,627	33,204
8,197	9,883	8,339	Less: Cash and cash equivalents	8,339	8,197
			Less: FV asset (liability) of hedges
(34)	370	127	related to finance debt	127	(34)
25,041	26,302	26,161	Closing net debt	26,161	25,041
(3,032)	800	141	Decrease (increase) in net debt	(1,120)	1,776

			Movement in cash and cash equivalents
2,193	864	(1,572)	(excluding exchange adjustments)	32	4,819
			Net cash outflow (inflow) from
(5,140)	46	1,654	financing (excluding share capital)	(1,141)	(2,825)
(7)	(97)	14	Other movements	(61)	(136)
			Movement in net debt before
(2,954)	813	96	exchange effects	(1,170)	1,858
(78)	(13)	45	Exchange adjustments	50	(82)
(3,032)	800	141	Decrease (increase) in net debt	(1,120)	1,776

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Notes

6.         TNK-BP operational and financial information

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			Production (Net of royalties) (BP share)
827	850	852	Crude oil (mb/d)	840	826
621	553	654	Natural gas (mmcf/d)	601	564
934	945	965	Total hydrocarbons (mboe/d)(a)	944	923
			$ million
			Income statement (BP share)
(992)	1,081	805	Profit (loss) before interest and tax(b)	3,178	3,588
(72)	(53)	(45)	Finance costs	(220)	(275)
342	(263)	(181)	Taxation	(871)	(882)
40	(33)	(43)	Minority interest	(139)	(169)
(682)	732	536	Net income	1,948	2,262
			Cash flow
640	252	936	Dividends received	1,656	2,140

Balance sheet	31 December	31 December
	2009	2008
Investments in jointly controlled entities	-	8,939
Investments in associates	9,141	-

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(b)	Full year 2009 includes a gain of $102 million related to the sale of TNK-BP's oil field services enterprises to Weatherford International.

The TNK-BP board of directors unanimously agreed to appoint Maxim Barsky, TNK-BP executive vice president for strategy and business development, as the TNK-BP Group's future CEO, effective 1 January 2011. Until that time, Mikhail Fridman has agreed to continue to act as interim CEO, in addition to his role as executive chairman of the board of directors of TNK-BP Limited.

7.         Inventory valuation

Due to falling oil prices a provision of $1,412 million was held at 31 December 2008 to write inventories down to their net realizable value. The net movement in the provision during the fourth quarter of 2009 was a decrease of $423 million (third quarter of 2009 was an increase of $128 million). The net movement in the provision in the full year 2009 was a decrease of $1,366 million.

8.         First-quarter 2010 results

BP's first-quarter results will be announced on 27 April 2010.

9.         Statutory accounts

The financial information shown in this publication, which was approved by the board of directors on 1 February 2010, is unaudited and does not constitute statutory financial statements. Audited financial information for 2009 will be published in BP Annual Report and Accounts 2009 on 5 March 2010 and delivered to the Registrar of Companies in due course. Statutory accounts for the financial year ended 31 December 2008 for BP have been filed with the Registrar of Companies in England and Wales; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Contacts

	London	United States
Press Office	Andrew Gowers	Ronnie Chappell
	+44 (0)20 7496 4324	+1 281 366 5174
Investor Relations	Fergus MacLeod	Rachael MacLean
http://www.bp.com/investors	+44 (0)20 7496 4717	+1 281 366 6766

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 February, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary